Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

INVESTOR UPDATE 2021 8 December 2021 www.woodside.com.au investor@woodside.com.au

Disclaimer, risks and assumptions

Disclaimer and risks

- Our investors and potential investors have requested that Woodside continues to provide further detail and information in respect of Woodside's overall strategic approach and its potential implications for the company. This presentation is a response to those requests. It is in summary form and does not purport to be complete. It should be read in conjunction with Woodside's periodic reporting and other announcements made to the Australian Securities Exchange.
- Given that this presentation is focused on Woodside's strategy, it is necessarily oriented towards future events. Neither the strategy, nor this presentation more generally, is a statement that future events will or are likely to occur.
- The discussion of Woodside's strategy provides some level of insight into how Woodside currently intends to direct the management of its assets and to deploy its capital, in order to achieve certain strategic outcomes. The matters disclosed in this presentation are a 'point in time' disclosure of Woodside's strategic focus. Woodside operates in a dynamic market and external environment. Strategies can and must adapt in response to dynamic market conditions, joint venture decisions, new opportunities that might arise or other changing circumstances. Investors should not assume that the strategy and targets discussed in this presentation are locked in. In addition, a number of Woodside's proposed developments or strategies are complex and may be delayed, more costly than anticipated or unsuccessful for many reasons.
- This presentation contains forward looking statements that are subject to risk factors, including those associated with oil and gas businesses as well as those in connection with the proposed combination of Woodside and BHP Group Limited's oil and gas business (the "Transaction"). The information and statements in this presentation about Woodside's future strategy, including with regard to the Transaction, are not guidance, forecasts, guarantees or predictions of future events or performance, but are in the nature of aspirational targets that Woodside has set for itself and its management of the business. Actual performance against these targets (including all items that are described as a target) may be affected by various risks associated with the Woodside business and the Transaction, many of which are beyond Woodside's control. Further detail on certain of these risks can be found in the "Risk" section of Woodside's most recent Annual Report which was released to the Australian Securities Exchange on 18 February 2021. Investors and prospective investors should review and have regard to these risks when considering the information contained in this presentation. The reader is cautioned not to place undue reliance on any forward looking statements contained in this presentation.
- It is believed that the expectations reflected in these statements are reasonable as at the date of this presentation but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to the Risks referenced above and price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, changes in accounting standards, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates. Some matters are subject to approval of joint venture participants. The targets and opportunities described in this presentation might also change materially if Woodside changes its strategy.
- Woodside makes no representation, assurance or guarantee as to the accuracy or likelihood of fulfilment of any forward-looking statement or any outcomes expressed or implied in any forward-looking statement. The forward-looking statements in this presentation reflect expectations held at the date of this presentation. Woodside does not undertake to provide ongoing market updates on, or otherwise report against, performance in relation to the information in this presentation, or in relation to any change in the company's strategy, except to the extent it has a legal obligation to do so.
- There is no certainty or assurance that the proposed merger between Woodside and BHP Petroleum will complete on the intended schedule or at all. Information in this presentation that is presented on a post-merger basis must be read subject to that uncertainty.
- This document has been prepared by Woodside and relies on information provided by BHP ("BHP Information"). Although Woodside has taken steps to confirm the BHP Information, it has not independently verified it and expressly disclaims any responsibility for it, to the maximum extent permitted by law. No representation or warranty, express or implied, is made as to the fairness, currency, accuracy, adequacy, reliability or completeness of the BHP Information.
- This presentation does not include any express or implied prices at which Woodside will buy or sell financial products.

Notes to petroleum resources estimates

1. Unless otherwise stated, all petroleum resource estimates are quoted as at the balance date (i.e. 31 December) of the Reserves Statement in Woodside's most recent Annual Report released to the Australian Securities Exchange (ASX) and available at https://www.woodside.com.au/news-and-media/announcements, net Woodside share at standard oilfield conditions of 14.696 psi (101.325 kPa) and 60 degrees Fahrenheit (15.56 degrees Celsius). The Reserves Statement dated 31 December 2020 has been subsequently updated by ASX announcements dated 15 July 2021, 18 August 2021, 21 October 2021, 5 November 2021 and 22 November 2021. Woodside is not aware of any new information or data that materially affects the information included in the Reserves Statement. All the material assumptions and technical parameters underpinning the estimates in the Reserves Statement continue to apply and have not materially changed.
2. Woodside reports reserves net of the fuel and flare required for production, processing and transportation up to a reference point. For offshore oil projects, the reference point is defined as the outlet of the floating production storage and offloading facility (FPSO), while for the onshore gas projects the reference point is defined as the inlet to the downstream (onshore) processing facility.
3. Woodside uses both deterministic and probabilistic methods for estimation of petroleum resources at the field and project levels. Unless otherwise stated, all petroleum estimates reported at the company or region level are aggregated by arithmetic summation by category. Note that the aggregated Proved level may be a very conservative estimate due to the portfolio effects of arithmetic summation.
4. 'MMboe' means millions (10^6) of barrels of oil equivalent. Dry gas volumes, defined as 'C4 minus' hydrocarbon components and non-hydrocarbon volumes that are present in sales product, are converted to oil equivalent volumes via a constant conversion factor, which for Woodside is 5.7 Bcf of dry gas per 1 MMboe. Volumes of oil and condensate, defined as 'C5 plus' petroleum components, are converted from MMbbl to MMboe on a 1:1 ratio.
5. The estimates of petroleum resources are based on and fairly represent information and supporting documentation prepared under the supervision of and approved by Mr Jason Greenwald, Woodside's Vice President Reservoir Management. Mr Greenwald is a full-time employee of the company and a member of the Society of Petroleum Engineers. His qualifications include a Bachelor of Science (Chemical Engineering) from Rice University, Houston, Texas, and more than 20 years of relevant experience.

Assumptions

- Unless otherwise indicated, the targets set out in this presentation have been estimated on the basis of a variety of economic assumptions including: (1) a US$65/bbl Brent oil price (2022 real terms, inflated at 2.0%); (2) currently sanctioned projects being delivered in accordance with their current project schedules; and (3) applicable growth opportunities being sanctioned and delivered in accordance with the target schedules provided in this presentation. These growth opportunities are subject to relevant joint venture participant approvals, commercial arrangements with third parties and regulatory approvals being obtained in the timeframe contemplated or at all. Woodside expresses no view as to whether its joint venture participants will agree with and support Woodside's current position in relation to these opportunities, or such commercial arrangements and regulatory approvals will be obtained. Additional assumptions relevant to particular targets or other statements in this presentation may be set out in the relevant slides. Any such additional assumptions are in addition to the assumptions and qualifications applicable to the presentation as a whole.
- Woodside "greenhouse gas" or "emissions" information presented are Scope 1 and Scope 2 emissions released to the atmosphere as a result of an activity, or series of activities, at a facility level. Greenhouse gas definitions and global warming potentials to convert emissions into tonnes of carbon dioxide equivalent (tCO_2-e) are as per Australia's National Greenhouse and Energy Reporting scheme.

Other important information

- All references to dollars, cents or $ in this presentation are to US currency, unless otherwise stated.
- References to "Woodside" may be references to Woodside Petroleum Ltd or its applicable subsidiaries.

2 Woodside

Agenda STRATEGY 1 2 CAPITAL ALLOCATION SHAREHOLDER RETURNS 3 CLIMATE 4 NEW ENERGY 5 MERGER AND DEVELOPMENTS 6 3

Thriving through the energy transition PROFITABLE LOWER CARBON RESILIENT OPTIMISE VALUE AND LOW COST DIVERSIFIED SHAREHOLDER RETURNS 4

Strategic framework COMPETITIVE DISCIPLINED CAPITAL ADVANTAGE ALLOCATION Robust assessment of Highly valued products opportunities, portfolio outcomes World-class Tier 1 assets and shareholder returns Enablers Diversification within known Disciplined capital spend value chains bound by defined targets Safe and reliable operations Strong balance sheet Technology HIGH PERFORMING MARKET CULTURE ANALYSIS Responsible environmental, social Energy markets supply, and governance (ESG) mindset demand and price outlook Engaged, accountable and Scenarios inform new energy trajectory diverse workforce and existing business 5

ESG is part of our core business Environmental Social Governance Climate change resilience and transition Social and cultural impacts on communities Health safety and wellbeing Environment and biodiversity People and culture Corporate governance Decommissioning Supply chain and local content Major incident preparedness Human Rights 6

Market analysis

Investment in oil and gas exceeds hydrogen investment in all scenarios

Increased investment in hydrogen needed to support the Net Zero Emissions 2050 pathway

Stated Policies (STEPS) >2.0°C	Not Paris aligned. Global temperature rise above 2ºC
Announced Pledges (APS) ~2.1°C	Not Paris aligned. Global temperature rise to 2.1ºC with a 50% probability
Sustainable Development (SDS) ~1.5 to 1.65°C	Paris aligned scenario. Global temperature rise is limited to 1.65ºC with a 50% probability (potentially 1.5ºC with some level of net negative emissions)
Net Zero Emissions (NZE2050) ~1.5°C	Paris aligned scenario. Global temperature rise is limited to 1.5ºC with a 50% probability

Estimated cumulative investment under the range of IEA scenarios ($US trillion)



STEPS
30
20
10
0
2020
2030
2040
2050
26.1
0.3
APS
19.5
1.2
SDS
14.9
1.6
NZE2050
10.0
7.9
Oil and gas
Hydrogen

IEA World Energy Outlook 2021 and IEA Net Zero by 2050: a roadmap for the global energy sector, Woodside analysis, real terms 2019.

7

Woodside

Climate testing

Portfolio decisions are assessed against a wide range of climate scenarios

Climate scenarios include International Energy Agency (IEA) scenarios

IEA scenarios are credible, global, transparent and include independently published assumptions

Indicative average annual free cash flow under the range of IEA scenarios[1]

Product pricing is the primary driver of the variation



Free cash flow (US$)
STEPS
NZE
2022-2026
2027-2031
2032-2036
2037-2040

IEA SCENARIOS TESTED[2]	Stated Policies (STEPS) >2.0°C	Announced Pledges (APS)[3] ~2.1°C	Sustainable Development (SDS) ~1.5 to 1.65°C	Net Zero Emissions (NZE2050) ~1.5°C

1. Based on the combined Woodside and BHP petroleum portfolio equity of Scarborough (100%), Sangomar (82%), Pluto Train 2 (51%) and a varying mix of future portfolio growth investments. Not guidance, illustrative only.
2. Woodside's assessment of IEA scenarios utilising IEA price assumptions for oil, gas and carbon.
3. Using pricing data from IEA WEO 2021, which estimated a global temperature rise of 2.1°C. The IEA subsequently indicated that an updated version of the APS could lead to a temperature rise of 1.8°C if all COP-26 pledges are met in time and in full, but has not released details of this new scenario.

8

Woodside

Portfolio and opportunity optimisation Opportunity evaluation considerations Portfolio evaluation considerations Free cash Funding Emissions Payback Strategic EPS IRR/NPV Risk Breakeven flow capacity profile period fit Growth opportunities are screened against portfolio metrics using price, scenario and climate analysis 9

Capital allocation framework

	OIL	GAS		NEW ENERGY
	OFFSHORE	PIPELINE	LNG	DIVERSIFIED
FOCUS	Generate high returns to fund diversified growth, focusing on high quality resources	Leveraging infrastructure to monetise undeveloped gas, including optionality for hydrogen		New energy products and lower carbon services to reduce customers' emissions; hydrogen, ammonia, CCUS
CHARACTERISTICS	High cash generation Shorter payback period Quick to market	Stable long-term cash flow profile Resilient to commodity pricing	Long-term cash flow Strong forecast demand Upside potential	Developing market Lower capital requirement Lower risk profile
OPPORTUNITY TARGETS	IRR > 15% Payback within 5 years[1]	IRR > 12% Payback within 7 years[1]		IRR > 10% Payback within 10 years[1]
EMISSIONS REDUCTIONS	30% net emissions reduction by 2030, net zero aspiration by 2050 or sooner[2]			

CCUS refers to carbon capture utilisation and storage.
1. Payback refers to RFSU + X years.
2. Target is for equity net Scope 1 and 2 emissions. Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the baseline will be adjusted for the then combined Woodside and BHP petroleum portfolio.

10 Woodside

Shareholder returns OPTIMISE VALUE AND SHAREHOLDER RETURNS Special dividends Safe, Dividend Strong Share reliable and Investment policy balance buy-backs low cost expenditure (minimum 50% sheet payout ratio) operations Excess cash Future investment Investment grade Maintain dividend based Targeted credit rating on NPAT, targeting 15-35% gearing 50-80% payout ratio 11

Thriving in a lower-carbon future

Emissions reduction targets apply to Woodside's equity portfolio (operated and non-operated)

Clear targets consistent with Paris-aligned pathways[3]

Diverse carbon abatement through

- **Design out**
- **Operate out**
- **Offset**

DECARBONISATION TARGETS

15%	30%	Net zero
by 2025	by 2030	aspiration by 2050 or sooner

Equity net emissions reduction targets[1]

$5 billion

Invested in new energy products and lower carbon services by 2030[2]

1. Target is for equity net Scope 1 and 2 emissions. Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the baseline will be adjusted for the then combined Woodside and BHP petroleum portfolio.
2. Investment target assumes completion of the proposed merger with BHP's petroleum business. Individual investment decisions are subject to Woodside's investment hurdles. Not guidance.
3. Scope 1 and Scope 2 net emissions trajectory consistent with the SSP1-1.9 (1.4°C) to SSP1-2.6 (1.8°C) pathways in the Working Group 1 contribution to the IPCC's Sixth Assessment Report. Relative oil and gas versus hydrogen potential investment consistent with a range of outcomes predicted between IEA's Net Zero Emissions (NZE2050) and Sustainable Development Scenario (SDS). The NZE2050 global temperature rise is limited to 1.5°C with a 50% probability and the SDS global temperature rise is limited to 1.65°C with a 50% probability (potentially 1.5°C with some level of net negative emissions).

12 Woodside

Scope 3 emissions approach

INVEST

NEW ENERGY PRODUCTS | LOWER CARBON SERVICES

$5 billion invested by 2030[1]

Collaboration with customers to build market demand

Recent announcements: Heliogen, H2Perth, H2TAS, H2OK, CCS

SUPPORT

CUSTOMER AND SUPPLIER EMISSIONS REDUCTION

Carbon offset cargoes | Methane

Shipping | Contracting | Business travel

PROMOTE

GLOBAL MEASUREMENT AND REPORTING

Emerging harmonisation of global standards

Transparent emissions reporting

Investment consistent with Paris-aligned pathways[2]

CCS refers to carbon capture and storage.

1. Investment target assumes completion of the proposed merger with BHP's petroleum business. Individual investment decisions are subject to Woodside's investment hurdles. Not guidance.
2. Relative oil and gas versus hydrogen potential investment consistent with a range of outcomes predicted between IEA's Net Zero Emissions (NZE2050) and Sustainable Development Scenario (SDS). The NZE2050 global temperature rise is limited to 1.5°C with a 50% probability and the SDS global temperature rise is limited to 1.65°C with a 50% probability (potentially 1.5°C with some level of net negative emissions).

13

Woodside

Energy transition plan 2021 Mid-2020s 2030+ ENERGY TRANSITION PROGRESS Market Early new energy New energy development transition at scale • Build relationships across value chain• Achieve start-up of new energy • Export liquid hydrogen from projects Australia • Technology flexible (hydrogen, CCS, renewables)• Scale-up carbon offset projects• Scale-up CCS activities • Secure land and customers for projects• Export ammonia from Australia• Expand production to match market scale • Grow offsets portfolio to support base • Develop CCU opportunities business • Progress CCS opportunities • Develop CCS opportunities • Leverage existing capabilities • Expected to play a key role in realisation of climate targets Hydrogen for heavy • Truck manufacturers scaling up hydrogen fuel cell operations vehicle transport • Line of sight to diesel price parity NEAR-TERM CUSTOMER FOCUS AREAS Ammonia for power • Transportable, price competitive option to reduce carbon emissions generation• Exploring opportunities with existing customers CCS refers to carbon capture and storage. CCU refers to carbon capture and utilisation. 14 All dates and plans are Woodside targets unless otherwise specified and subject to market conditions, regulatory approvals, government approvals and commercial agreements.

New energy opportunities

H2Perth | Flexible design for hydrogen or ammonia

- **Initial phase** targeting ~110,000 tpa of hydrogen production including 250 MW electrolysis component
- **Future capacity** of up to ~550,000 tpa of hydrogen for export (in form of ammonia and liquid hydrogen)
- **Potential to scale** to more than 3 GW



H2OK | Emerging opportunity for heavy transport sector

- **Initial phase** targeting ~33,000 tpa of liquid hydrogen leveraging existing renewable network including 250 MW electrolysis component
- **Future capacity** of up to ~65,000 tpa of liquid hydrogen
- **MOU executed** with Hyzon Motors
- Targeting final investment decision H2 2022



H2TAS | Well positioned for early renewable hydrogen

- **Initial phase** targeting 200,000 tpa of ammonia and a 300 MW electrolysis component
- **Potential to support** up to 1.7 GW of electrolysis
- Completed studies with potential customers for ammonia export to Japan



Heliogen | Breakthrough solar technology

- **Initial phase** targeting 5 MW
- Concentrated solar energy system to **deliver clean energy with nearly 24/7 availability**
- Targeting **execution to begin in 2022**
- Enables pathway to large-scale, cost-effective renewable power source



15

Woodside

New energy growth plan

Potential 2030 capacity ~3,000 megawatts

Phased project expansion to match customer demand

Cumulative capacity (megawatts, indicative)


3,000
2,000
1,000
0
2022
2024
2026
2028
2030


Power for base business
FEED | Execute
Phase 1 (Pluto)
Phase 2
Heliogen
FEED | Execute
Phase 1
Phase 2
Phase 3
H2Perth
Assess | Select | FEED | Execute
Phase 1
Phase 2
H2TAS
Select | FEED | Execute
Phase 1
Phase 2
H2OK
FEED | Execute
Phase 1
Other potential opportunities

All dates and plans are Woodside targets unless otherwise specified and subject to market conditions, regulatory approvals, government approvals and commercial agreements.
Assess/select/FEED/execute phases relevant only to initial phase of projects.
Project phase timing and capacity is indicative only. Not guidance.

16 Woodside

Carbon business

Secured offsets to meet 2025 net emissions reduction target

On track to meet 2030 net emissions reduction target

COP26 agreement on Article 6 enables development of a robust global carbon market

High quality offsets

- **Diverse, cost competitive** foundation portfolio to support base business and Scarborough demand
- Collaboration with customers for supply of **carbon offset cargoes**
- **~10,000 ha of land** secured for planting native trees
- **Extended relationship** with Greening Australia to source and lease portions of farmland in Western Australia
- Existing and planned Australian land-based projects expected to **deliver ~2.5 million tonnes of offsets** (CO_2-e) by 2040

Carbon capture and storage

- Assessing opportunity to **develop a large-scale, multi-user project** near Karratha, Western Australia
- **Consortium established** with bp and Japan Australia LNG (MIMI) Pty Ltd to study carbon capture and storage
- **Supports further emissions reduction** after 2030

17 Woodside

2021 priorities delivered and a merger Cost and efficiency transformation DISCIPLINED 1 underway EXPENDITURE Achieved targeted Scarborough FID in H2 2021 2 Proposed merger with CREATE AND 5 BHP’s petroleum PROTECT VALUE 3 business Delivering Sangomar Phase 1 Delivering value through BUILD OUR 4 the energy transition SUSTAINABLE FUTURE 18

Merger strategic rationale + All-stock merger of Woodside and BHP Petroleum Petroleum Complementary, long-life, high margin, tier 1 assets PORTFOLIO QUALITY Strengthens cash generation and balance sheet CASH GENERATION AND BALANCE SHEET Supports superior returns through continued capital discipline SHAREHOLDER RETURNS AND CAPITAL DISCIPLINE Enhanced portfolio of high return growth options DEVELOPMENT OPTIONALITY Increased capacity to deliver the energy transition ENERGY TRANSITION LEADERSHIP Opportunities to deliver ongoing attractive synergies SYNERGIES AND VALUE CREATION 19

International portfolio of Tier 1 assets Senegal Sangomar ~ 200 MMboe 1 2021 production 2 Top 10 independent East coast Australia Houston Bass Strait 10.6 Mt 3 LNG production Gulf of Mexico Shenzi | Wildling | Atlantis | 4 Top 10 global Mad Dog | Trion Scarborough FID Perth achieved Attractive near-term Western Australia Trinidad & Tobago GOM developments Scarborough | Pluto | North West Shelf | Pyrenees | Angostura | Ruby | Calypso | Macedon | Wheatstone | Ngujima-Yin | Okha T&T South 1. Combined Woodside and BHP for the 12 months to 30 June 2021, not giving effect to any pro forma adjustments. Includes Algeria production of 3 MMboe. Neptune production volume is included in GOM but divested in May 2021. 2. Source: Wood Mackenzie Corporate Benchmarking Tool production forecasts as at 31 July 2021. Woodside analysis. 3. Equivalent to 95 MMboe. 20 4. Source: LNG Output, Wood Mackenzie LNG Tool, Q2 2020 data set. Woodside and BHP 12 months to 30 June 2021. Woodside analysis.

Timeline to completion Q3 2021 Q4 2021 Q1 2022 Q2 2022 17 August 22 November Target for release of Target for Woodside shareholder Merger commitment deed Share sale agreement and shareholder materials meeting to approve issue of shares executed integration and transitional services agreement executed Pursuing secondary listings Target for completion date and on the New York Stock distribution of new Woodside Exchange and London shares to BHP shareholders Stock Exchange Due diligence Consents and approvals Shareholder materials including independent expert’s report 1 Secondary listing identification Secondary listing implementation • Woodside's and BHP Petroleum's respective businesses will remain separate and independent until after completion 21 1. Final implementation of secondary listings will occur around completion of the merger.

Organisational design after completion CEO Marketing Exploration Australia International and and New Energy Operations Operations Trading Development Strategy Technical Business Finance and Projects Services Services Climate 22

Planning opportunities to deliver synergies after merger completion • Implement existing activities already identified by Operations Transform initiatives and identify opportunities for broader implementation after completion • Potential to improve inventory management and consolidation of contracts OPERATIONS • Implement best practices from the joint portfolio • Prioritise the highest return options GROWTH OPPORTUNITIES • Explore opportunities for supply services synergies across projects $400+ million • Focus on high-quality prospects 1 estimated annual savings EXPLORATION • Prioritising activities with a clear path to commercialisation • Explore leveraging increased scale to improve shipping utilisation and MARKETING increase optimisation opportunity • Potential to rationalise applications, licences and subscriptions CORPORATE• Alignment of systems and processes across portfolio • Optimise organisational design for the merged business 23 1. Estimated savings expected to be fully realised from approximately the end of 2023.

Scarborough and Pluto Train 2 developments approved

DEVELOPS
WORLD-CLASS RESOURCE

11.1 Tcf
resource size, 100%[3]

8 Mtpa of LNG
development plus **225 TJ/day domestic gas**

957 MMboe
increase to **1P reserves**

1,433 MMboe
increase to **2P reserves**

PROVIDES
LONG-TERM RETURNS

>13.5 %
internal rate of return[1]

~$5.8 per MMBtu
globally competitive **cost of supply**[1]

~6 years
payback period[1]

~$26 billion
expected net cash flow[1]

$6.9 billion Woodside capital cost | 73.5% offshore, 51% onshore[2]



Scarborough floating production unit
Pluto platform
Pluto LNG
Pluto Train 2
Domestic gas infrastructure
Pluto-KGP Interconnector
Approved
Existing

Targeting first cargo 2026

1. IRR, Woodside cost of supply and payback period assume Woodside equity of 73.5% in Scarborough, 51% in Pluto Train 2 and 90% in Pluto LNG; includes Global Infrastructure Partners (GIP) additional funding of $822m of capital expenditure from the sell-down of Pluto Train 2 and payments due on FID to ExxonMobil and BHP. IRR and payback period are a look forward from January 2021 and assume US$65/bbl (real terms 2022) Brent oil price. The integrated Woodside cost of supply (real terms 2021) is based on a 10% rate of return (both upstream and downstream), includes shipping to north Asia and is a look forward from January 2020. Payback period is calculated from undiscounted cash flows, RFSU + approximately 6 years. Not guidance.
2. Includes GIP's additional funding of $822m of capital expenditure from the sell-down of Pluto Train 2 and excludes contingent payments due on FID.
3. 11.1 Tcf, 100% is consistent with the 2P reserves of 1,433 MMboe, a working interest of 73.5% and a conversion factor of 5.7 Bcf per MMboe.

24
Woodside

Scarborough's role in the energy transition

LNG is required in a decarbonising world

LNG can assist **coal-to-gas switching in Asia**

Aligned with our **customers' decarbonisation goals**

Scarborough is **amongst the lowest carbon intensity projects** for LNG delivered to north Asia[2]

Scarborough is advantaged from a carbon perspective[1]

~0.1 %
CO_2 in reservoir

~0.26 tCO_2-e/t LNG
Train 2 design intensity

Estimated total project emissions (mt CO_2-e, full life)

99.5	**Scope 1** (upstream and downstream)
778.5	**Scope 3** (use of sold product and transport)
878.0	**Total Scope 1 and 3 emissions**[3]

Woodside's net zero aspiration includes Scarborough

15% by 2025

30% by 2030

Net zero aspiration by 2050

Woodside's equity emissions reduction targets[4]

Contributes cash flow to help fund investment in the energy transition

1. Relative to the reservoir CO_2 content and design intensity of other LNG projects.
2. Scarborough gas processed through Pluto Train 2.
3. Scarborough Offshore Project Proposal; includes Scarborough, Thebe and Jupiter. 100% project.
4. Target is for equity net Scope 1 and 2 emissions. Baseline is set as the gross average equity Scope 1 and 2 emissions over 2016-2020 and may be adjusted (up or down) for potential equity changes in producing or sanctioned assets with an FID prior to 2021. Post-completion of the Woodside and BHP petroleum merger (which remains subject to conditions including regulatory approvals), the baseline will be adjusted for the then combined Woodside and BHP petroleum portfolio.

25 Woodside

Sangomar progress SUBSEA Umbilical on carousel Inline structure sliding frame Assembled inline structure FPSO CONVERSION DALIAN Turret support Living quarters Turret support structure structure integration 26

Sangomar progress SENEGAL FPSO TOPSIDES – TIANJIN FPSO TURRET – PENGLAI Medium pressure gas compression Chain table support system coating Liquid mud plant topsides assembly completed Electrical house Turret head system coating Sumitomo tubular yard 27

Key messages Thriving through the energy transition STRATEGY CAPITAL ALLOCATION Clear criteria for maximising value from portfolio optionality SHAREHOLDER RETURNS Flexible framework for distributing value to shareholders Corporate emissions reduction targets applying to the larger portfolio; CLIMATE investment target for new energy products and lower carbon services to 2030 Diversified new energy portfolio NEW ENERGY Planning and scoping underway for integration after completion MERGER AND DEVELOPMENTS 28

Additional information for US investors

No offer or solicitation

- This presentation includes information relating to the proposed Transaction between Woodside and BHP. This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information

- In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the "SEC") a registration statement on Form F-4 (the "Registration Statement") to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plant o file other documents with the SEC regarding the proposed Transaction. This presentation is not a substitute for the Registration Statement or the prospectus or for any other documents that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.

Disclosure of reserve information and cautionary note to US investors

- Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the "SEC") and disclosure requirements of the US Financial Accounting Standards Board ("FASB"), and those differences may be material.
- Estimates of contingent resources are by their nature more speculative than estimates of proved reserves and would require substantial capital spending over a significant number of years to implement recovery. Actual locations drilled and quantities that may be ultimately recovered from our properties will differ substantially. In addition, we have made no commitment to drill, and likely will not drill, all of the drilling locations that have been attributable to these quantities.
- The Registration Statement to be filed in connection with the Transaction will be required to include, among other things, disclosure of reserves and other oil and gas information in accordance with U.S. federal securities laws and applicable SEC rules and regulations (collectively, "SEC requirements"). The SEC permits oil and gas companies that are subject to domestic issuer reporting requirements under U.S. federal securities law, in their filings with the SEC, to disclose only estimated proved, probable and possible reserves that meet the SEC's definitions of such terms. In addition, the Registration Statement will include notes to the financial statements included therein that include supplementary disclosure in respect of oil and gas activities, including estimates of proved oil and gas reserves and a standardized measure of discounted future net cash flows relating to proved oil and gas reserve quantities. This supplementary financial statement disclosure will be presented in accordance with FASB requirements, which align with corresponding SEC requirements concerning reserve estimation and reporting.

29 Woodside

Head Office: Woodside Petroleum Ltd Mia Yellagonga 11 Mount Street Perth WA 6000 Postal Address: GPO Box D188 Perth WA 6840 Australia T: +61 8 9348 4000 F: +61 8 9214 2777 E: companyinfo@woodside.com.au Woodside Petroleum Ltd ABN 55 004 898 962 woodside.com.au

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.